Filed by Advanced Medical Optics, Inc.,
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: Advanced Medical Optics, Inc.
                                                   Commission File No. 001-31257



This filing relates to a proposed acquisition (the "Acquisition") by Advanced Medical Optics, Inc. ("AMO") of VISX, Incorporated ("VISX") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2004 (the "Merger Agreement"), by and among AMO, Vault Merger Corporation and VISX. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by AMO's on July 10, 2004, and is incorporated by reference into this filing.

The following is the transcript from a conference call held on November 9, 2004 regarding the Merger:

                                                                FINAL TRANSCRIPT
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   Conference Call Transcript

   AVO - Advanced Medical Optics to Acquire VISX, Creating Comprehensive Global Ophthalmic Medical Device Company

   Event Date/Time: Nov. 09. 2004 / 5:45PM ET
   Event Duration: N/A







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(C) 2004 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

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                                                                FINAL TRANSCRIPT
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     AVO - Advanced Medical Optics to Acquire VISX, Creating Comprehensive
                   Global Ophthalmic Medical Device Company
================================================================================


CORPORATE PARTICIPANTS
 Sheree Aronson
 Advanced Medical Optics, Inc. - IR

 Jim Mazzo
 Advanced Medical Optics, Inc. - CEO

 Liz Davila
 VISX Inc. - CEO

 Randy Meier
 Advanced Medical Optics, Inc. - CFO


CONFERENCE CALL PARTICIPANTS
 Joanne Wuensch
 Harris Nesbitt - Analyst

 Ted Huber
 Wachovia Securities - Analyst

 Peter Bye
 Smith Barney Citigroup - Analyst

 Michael Lachman
 ThinkEquity Partners - Analyst

 Jenny Hsui
 RBC Capital Markets - Analyst

 Lee Brown
 Unidentified Company - Analyst

 Larry Keusch
 Goldman Sachs & Co. - Analyst

 Charles Jones
 Key Bank - Analyst

 Steve Shofield (ph)
 Unidentified Company - Analyst

 David Lohman (ph)
 Unidetified Company - Analyst

 Jason Mills
 First Albany Corporation - Analyst

 Anna Cronit (ph)
 Unidentified Company - Analyst

 Max George
 Unidentified Company - Analyst


PRESENTATION

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Operator

 Good afternoon and thank you for joining Advanced Medical Optics's web conference. An AMO press release was issued this afternoon and available by calling 714-247-8289 or by visiting www.amo-inc.com. Slides have been created to accompany our prepared remarks. To view the slides, please go to the Investor's Media Session of AMO's corporate website at www.amo-inc.com. This web conference is being recorded and replay will be available in the investor media session of AMO's corporate web site through midnight on November 23. And now, it is my pleasure to introduce Sheree Aronson, Vice President of Corporate Communications and Investor Relations.


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 Sheree Aronson  - Advanced Medical Optics, Inc. - IR

 Good afternoon welcome to Advanced Medical Optics' conference call and webcast. Joining me on the call today are Jim Mazzo, AMO President and Chief Executive Officer, Randy Meier, AMO chief executive-- excuse me, Executive Vice President of Operations and Finance and Chief Financial Officer, and Liz Davila, VISX's Chairman and Chief Executive Officer. In a few minutes I will turn the call over to Jim, who will provide a strategic overview of our plan to acquire VISX, which we announced earlier today. As part of this discussion, Liz will review VISX's operating strategies, recent performance, and perspective on the transaction. Randy will follow with the discussion on the financial merits of the transaction, the terms of agreement and the integration planning.

Following these prepared remarks, Jim, Randy and Liz will be happy to take your questions. Please note that any earnings per share guidance provided on today's call is pro forma, which excludes the unrealized gain or loss on derivative instruments as well as the potential purchase accounting adjustments and one-time costs associated with the proposed transaction. The Company uses this format to measure and compare it's regional performance, absent fluctuations and the fair value of its currency derivatives. AMO also believes this format is useful for investors to perform meaningful comparisons of our operating results.

During today's call, the Company may also discuss EBITDA, which we define as operating income plus depreciation and amortization. AMO believes EBITDA comparisons are useful to evaluate its operating results and its ability to service debt and fund capital expenditures. Historical reconciliations to GAAP are available on our web site at www.amo-inc.com. During this call, certain statements, such as forecasts of financial information, the successful completion, timing, and expected benefits of our planned acquisitions of VISX to benefit of our reorganization, our successful integration of the Pfizer ophthalmic surgical business and any other statements that refer to AMO's estimated future results are forward-looking statements.

All forward-looking statements made on this call reflect AMO's current analysis of existing trends and information and represent AMO's judgment only as of the date of this call. Actual results may differ from current expectations based on a number of factors affecting AMO's businesses. Please review today's press release and AMO's recent public periodic filings with the SEC for more information concerning these risk factors, specifically, the discussion under the headings "Certain Factors and Trends Affecting AMO and Its Businesses" in our 2004 Form 10-K and third quarter 2004 10-Q.

Additional information about AMO is available at www.amo-inc.com under the heading "Investor Index," or by calling 714-247-8289. And now, I'll turn the call over to AMO President and CEO Jim Mazzo.


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 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Good afternoon and thank you all for joining us. We are extremely pleased to be announcing our plan to acquire VISX, Inc. and join forces with the global leader in laser vision correction. This is truly an industry transforming event which creates in AMO the world's leading refractive ophthalmic medical device company. We expect our combined annual revenues in excess of 1 billion, with a combined market capitalization of more than 2.5 billion. This transaction strengthens AMO's leadership in the high-growth refractive surgical sector by marrying the VISX leading install base of Excimer laser technology with AMO's refractive IOL technologies and microkeratomes, we create a comprehensive product set that is truly unique.

Combining this expanded leadership position in the refractive surgical sector with our already strong global positions in the cataract and eye care arenas will transform AMO into a company with three large, robust opthalmic device franchises and numerous competitive advantages. Each of these franchises will benefit from the increased coverage of our vast, global infrastructure and distribution network, our shared focus on innovation and technical expertise, our expanded manufacturer capabilities, and our commitment to superior customer service. The financial merits are also substantial, providing opportunities to accelerate revenues, generate increased cash flow, and strengthen the balance sheet.

I would like to acknowledge the VISX and AMO board of directors for their vision and support. Our commonality of thought regarding leadership in the refractive sector, customer service, culture and commitment to technology contributed to unanimous Director support by both companies. Upon completion of the transaction, VISX's Chairman and CEO, Liz Davila, will join AMO's board of directors. I am pleased to welcome her and look forward to her industry knowledge, guidance, and insights as we take this company forward.

Turning to Slide 5, this transaction is entirely consistent with AMO's strategic plan to build shareholder value. As you know, the key components of this plan are to strengthen our leading positions in the cataract and eye care segments while leading in the development of the global refractive eye wall sector where we see substantial growth opportunity. Continuous innovation is our mantra, and as we are committed to dedicating significant resources and energies to delivering clinically relevant innovations to practitioners and patients. Our aim is to improve the growth and profitability profile of our businesses by continuing to build a highly efficient, scalable global infrastructure. And finally, our plan is to retain the financial flexibility to support future growth.

As we walk through the rationale for the VISX acquisition, I believe you will see clearly how this advances our strategic plan in virtually every key area. Put the acquisition in context; I want to spend a few minutes reviewing quickly how AMO has progressed this far in our vision for the future. Since our spin-off from Allergan just two and a half years ago, we have focused our energies and resources on executing our plan and positioning AMO for industry-leading performance. The major phases are depicted here: transition, transform and transcend.

As this slide indicates, we began by transitioning AMO after the spin-off, putting the essential building blocks in place that created a foundation for growth. We stabilized the organization and returned AMO to growth. We re-prioritized our pipeline, launched new products, solidified our manufacturing strategy, and strengthened our balance sheet. These early critical moves allowed us to progress quickly to the next phase of our plan, and in 2004 we took bold steps to transform AMO into a robust engine for long-term success. We adopted a new, centralized operating model designed to maximize the efficiency and scalability of our worldwide operations.

We then acquired the Pfizer ophthalmic surgical business, which fortified our cataract franchise, expanding our offering of refractive IOLs and enhanced utilization of our efficient global infrastructure. The integration of Pfizer is being accomplished in a manner that has, to date, been virtually seamless to our customers and ahead of our internal time schedule. We are ready to forge ahead with our plan by acquiring VISX , which establishes our position as a global leader in the high-growth refractive surgical industry and adds further scale to our global footprint. Through these decisive steps, we plan to transcend AMO to new heights and position our company for sustained, industry-leading performance that will enhance shareholder value.

Once again, we expect that our technological leadership, commitment to innovation, customer service, global scale and ability to execute with vision and focus are the principle forces that contribute to our success. The essence of our plan is the continual delivery of new technologies that improve practitioner productivity and patient outcomes. Our vision care life cycle identifies the patient populations we target, from teens wearing contacts to baby boomers looking for refractive options to senior citizens seeking treatment for cataracts. Our goal is to proliferate each of these patient categories with safe and efficacious technologies that address their needs.

At the time of the spin, we had a respectable offering of technologies, but we recognized that in order to achieve our plan for growth we had to fill some critical gaps and create new opportunities. Looking at the vision care life cycle today, you can see that we've made substantial progress. We've strengthened our offering in virtually every area and added some important new growth drivers such as phakic IOLs, novel design work in accommodating IOLs, and contact lenses. We have also established project beachheads with technologies for glaucoma and vitriol retinal devices. And of course with today's announcement, we mark a major milestone with the world's leading and most advanced excimer laser franchise.

So let's talk about this combination of VISX and AMO, which represents a compelling, strategic, technological and cultural fit. As you can see on Slide 12, both make a powerful and high value contributions. AMO brings global leadership, a track record of innovation, a global distribution network and an experienced management team whose execution skills have well been tested and proven. VISX brings leadership in laser vision correction, technological innovation, experienced management and unsurpassed customer support. The result is truly an exciting combination and I am extremely confident our ability to use these strengths to better serve the global ophthalmic community, achieve meaningful growth, and enhance value for our shareholders.

This acquisition will contribute significantly to expanding AMO's size and scope relative to other major competitors. As this slide depicts, we expect that our total surgical revenues in 2005 will represent about 22% of the combined surgical sales of the market's three largest players, compared to just 13% in 2003. The transaction also produces some significant shifts in our revenue mix, creating a company with a comprehensive and balanced product portfolio and broad geographic reach across all major markets. Importantly, we believe we have spread our risk without diminishing our growth potential.

Perhaps most importantly, the transaction creates a powerful leader in the refractive sector. AMO's existing global distribution will open up new opportunities for expansion of the laser business into new international markets, and VISX's outstanding field service capabilities can be utilized across the AMO organization. We see numerous opportunities to enhance our value to ophthalmic surgeons around the world by being able to offer them a full complement of refractive options from lasers to microkeratomes to phakic and multifocal IOLs, to viscoelastics used in refractive procedures, and we expect to be a driving force in educating doctors on how to use these refractive options to build their practices and better serve the needs of their patients.

I am extremely pleased to announce that Doug Post, currently VISX's President and Chief Operating Officer, will be guiding this effort in the United States, the country with the largest refractive demand. Doug will become President of AMO's Americas region following completion of the transaction. With over 20 years of industry experience, he will be an important addition to AMO's executive leadership team. He will oversee sales for the cataract, refractive and eye care franchise in the U.S., Latin America, and Canadian marketplaces and we will be pleased to welcome him to the AMO executive leadership team.

And now I would like to ask Liz to provide a brief overview of VISX and its strong commitment to innovation, customer support, and superior clinical outcomes.


--------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 Thank you, Jim. I am pleased to be here today to highlight VISX's leadership in the laser vision correction market. Since its first commercial sales of excimer lasers in 1989, VISX has been the global leader in laser refractive surgery. Today, in a field of many competitors, VISX is number one, with 29% of the installed laser base. In the United States, the largest laser vision correction market, VISX has been the leader in procedures performed since 1997, and today holds 60% of the U.S. procedure market. VISX is highly profitable, driven by our pro procedure revenue business model. Gross profits on procedures exceed 95%. Through three quarters of 2004, operating profits are 38% of sales.

Our profitability also derives from our market leadership position. VISX is the leader for three reasons. The first is the excellent clinical results which we helped delivered since the first Commercial laser vision correction procedures in 1989. Millions of patients treated on VISX lasers can now see clearly without glasses or contact lenses. Happy patients make happy customers. Second is our exemplary customer support, including our in-house customer service team, our field service engineers and trainers, and our business development majors helping customers develop their refractive surgery practices.

And the foundation of our success is our ongoing technology leadership. Using wave scan wavefront technology to comprehensively measure visual error, VISX CustomVue leads the market in custom laser vision correction, which now offers patients the possibility of vision better than they ever achieved with glasses or contacts. We are currently launching the new Fourier Software, which delivers an even more precise custom treatment. VISX also leads in introducing iris registration technology, which further enhances accuracy by adjusting for cyclotortional rotation. And VISX is the first to launch outside the United States a laser treatment for hyperopic presbyopia.

The merger of VISX and AMO brings together two companies with an absolute dedication to technological innovation. Together, we will bring to customers around the globe a whole menu of refractive surgery options.


--------------------------------------------------------------------------------
 Jim Mazzo - Advanced Medical Optics, Inc. - CEO


 Thanks, Liz. I think it is apparent to everyone that this union creates a powerful competitive enterprise. Let me emphasize, again, just a few of the reasons we are so excited about our future. First, we expand our presence in the growing refractive marketplace. Currently, AMO participates in only a small fraction of the Lasik sector with our Amadeus microkeratome. The addition of the VISX business will proved us leadership in that segment and enhance our overall competitive position.

We also will have the most complete line of innovative surgical products in the industry across cataract, refractive, and other categories. As the chart on Slide 24 depicts, no other company can offer surgeons as wide a choice of premium IOLs, viscoelastics, lasers, microkeratomes or phacoemulsification equipment. Our broad product offering will include well known brands, brands that practitioners and patients around the world rely on for their outstanding performance and the science that backs them up. Looking at this collection, it is clear why AMO is well-positioned to grow. Anyone familiar with the AMO story knows that one of our fundamental strategies it to seize opportunities in the refractive segment.

The chart on Slide 26 illustrates the various refractive conditions. Looking first at the pre-presbyopia patients, laser vision correction is a clear standard of care for low to moderate myopes and hyperopes. And among high myopes and hyperopes, phakic IOLs, such as Verisyse, and multifocal IOLs, such as the Array, Resume, and Tecnis, provide excellent options. Moving to presbyopic patients, as Liz described earlier, laser vision correction is now beginning to address patient needs in certain hyperopic ranges, and multifocal eye walls are alternatives for moderate to high hyperopes. The red highlights indicates those areas where AMO or VISX already have technologies on the market in the world that address these needs.

We see tremendous growth potential in continuing to improve our existing technologies, both lasers and refractive IOLs, while deploying new innovations that address the full range of patients' needs. Slide 27 demonstrates why we are excited about this market. It is particularly evident when looking at the incidence of presbyopia. All of us gradually lose our ability to accommodate, to change focus from far to near, and today, few options exist between bifocals and readers. For many, especially for the millions of aging baby boomers who want to look and feel like they did when they were 20, eyeglasses simply aren't an acceptable option.

The combination of AMO and VISX creates a player much better positioned than anyone to lead the way, and we intend to dedicate significant energies and resources to seize this enormous opportunity. Through an AMO-VISX combination, we see multiple opportunities to use our technological and brand strength in order to grow sales and profits. Our customers will benefit from an expanded range of choices, more broad-based training programs, and greater access to technologies.

Our R&D efforts will be enhanced by pooling our resources and skills to deliver new refractive technologies and tackle the huge, unmet need from presbyopia. We expect to benefit from expanded manufacturing capabilities and technical know-how. We intend to create distribution efficiencies through an enlarged field service organization. And an increasingly efficient supply chain. And our expanded customer base. Cross-selling opportunities and ability to reach out to practitioners around the world will bolster our sales effort.

So as you can see, we have many reasons to be extremely enthusiastic about this transaction. It places us in the lead in the growing refractive marketplace, complementing our already strong positions in cataract and eye care. It underscores our singular focus on ophthalmic medical devices, it strengthens our commitment to innovation, and expands our portfolio of global, well-recognized brands. It offers new opportunities to use our worldwide distribution network and positions AMO with financial strength to support future growth. AMO has proven itself to be a high-performance organization that delivers results.

I am looking forward to welcoming Liz, Doug, and all other members of the VISX team to AMO. We have long admired VISX's breakthrough technologies, superior customer service and loyal customer base, which has been the bedrock of their significant success. As we move forward together, I am highly confident in our new team's ability to maximize our combined strengths and execute the excellence. Creating an organization that can better serve the vision care needs of the practitioners and patients around the world while delivering enhanced value for our shareholders.

And now I would like to turn the call over to Randy, who will discuss in more detail our plans for integration success, the financial merits of the transaction, the terms, and timeline for completion. Randy?


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 Randy Meier - Advanced Medical Optics, Inc. - CFO


 Thanks, Jim. As Jim has just outlined, there are compelling strategic, operational, and financial rationales for this transaction. It brings together two highly complementary businesses that creates a leader in the global ophthalmic medical device industry and well positions AMO in the growth oriented refractive market. This exciting combination of recognizable brands, innovative technologies and global infrastructure provides a compelling opportunity to create value for our shareholders. We believe we are well prepared to take on this new opportunity.

AMO has made remarkable progress since the spin-off from Allergan in June 2002 through the completion of the integration of the Pfizer transaction. As this slide depicts, we have successfully completed numerous key initiatives, all designed to build AMO's strong platform for growth. Subsequent to the spin-off, we have stabilized our operations and returned to growth while continuing to re-prioritize our R&D pipeline and solidifying our eye care manufacturing strategy. We have also continued to take steps to improve productivity and profitability by executing our reorganization and recapitalizing our balance sheet, enabling AMO to acquire and integrate the Pfizer surgical business which has broadened both our technology and product offerings in capturing greater global scale.

In doing so, we have achieved a number of important milestones by following a clearly defined strategy. As a result, we have experienced substantial increase in AMO's market capitalization from just 318 million following the spin-off to about $1.4 billion today. And combining AMO and VISX creates a company with the market capitalization approaching 3 billion, by all accounts, providing exceptional returns to our shareholders.

To enable the continued creation of value for our shareholders, we are approaching this transaction with the same sense of focus and attention to detail that has contributed to our past success. Today's announcement is the culmination of extensive due diligence on the business and discussions between functional counterparts at AMO and VISX. While actual integration activities will not take place until the merger closes, our integration planning is well under way.

We are using the same fundamental principles and priorities that AMO employed in successfully integrating the Pfizer transaction. These include: focus on the customer to ensure seemless continuity of service and preserving our technological leadership by making any transitional activities entirely transparent to the surgeons; review relevant processes from both VISX and AMO to determine best practices that will improve productivity and efficiencies to best serve the new combined organization; develop a marketing message enabling us to move swiftly to cross sell lasers, microkeratome and refractive IOL offerings; explore parallel R&D activities to leverage all viable angles for finding solutions to presbyopia, and continue to operate our laser franchise from its current Santa Clara, California location. While this acquisition is a bit different from the Pfizer transaction, from an integration perspective, AMO and VISX are even more complementary and there is less need to rapidly coalesce sales and service acquisitions. Therefore, we expect the integration to be relatively straightforward.

As part of our initial planning, we have mapped out a fairly tight timeline. We expect to complete the detailed integration plan by year-end, as well as a detailed strategy to expand our leadership in the global refractive market that takes advantage of our expanded product line. More importantly, within the first 30 days following the close, we will work closely with VISX management to combine certain operations and implement cost savings of approximately $10 million. We will also expect to be ready to launch new sales and marketing efforts in the U.S. and begin to expand our field service operations immediately following the closing.

Beyond that time period, we will expect to generate additional cost savings as well as expand the revenue opportunities in both the U.S. and international markets leveraging our worldwide infrastructure. While the strategic benefits of this transaction are obvious and create an operating platform for growth, improved profitability, value creation, innovative product development and continued management focus, the financial rationale is equally compelling. As Jim and Liz have discussed, the combination of AMO and VISX clearly creates a leader in the ophthalmic medical device industry.

The AMO-VISX platform is an opportunity for this management team to demonstrate that one and one equals three. This combination provides an enhanced revenue growth through an expanded offering of technologies and products. It established improved competitive positions in growth markets and provides broad global presence. It also continues to focus management on higher, more value-added sectors of the ophthalmic market and it enhances financial flexibility and profitability of the combined companies.

Now, let's look more carefully at the terms of the transaction. AMO will acquire VISX in a merger for stock and cash at a value of $26.93 per share of VISX common stock. Based on today's closing price of AMO's common stock, VISX shareholders will receive .552 shares of AMO and $3.50 in cash for each VISX share they own, or approximately 87% in AMO stock and 13% in cash. We expect the exchange of shares to be tax-free. The total transaction is valued at about $1.27 billion, and upon completion of the transaction, AMO shareholders will own 58.5% of the combined company and VISX shareholders will own 41.5%.

Sales and growth and margin expansion is one of the primary drivers that will position AMO to command attractive valuation multiple. With this transaction, we balance our operating performance with the addition of a third franchise. We also increased our U.S.-based business, which reduces our exposure to foreign currency fluctuations. We have a plan in place to achieve significant revenue and cost synergies that I will review in more detail in a few minutes, and with the significant cash flow we will be generating we will continue to deleverage the balance sheet to ensure we have the financial flexibility to invest in our future growth.

VISX is a high-growth business with attractive margins. This transaction will enhance both our top and bottom-line growth and improve our operating margin. VISX's leading install base of lasers and cutting-edge technology and a pipeline of new indications creates attractive future margin opportunities, and we expect there to be significant opportunities to leverage our global infrastructure to sustain growth in the future. With the opportunity for enhanced growth and improved margins, we expect to continue to releverage our balance sheet aggressively.

The transaction also improves our financial profile in 2006 and beyond. As such, we are increasing our pro forma operating targets through revenue synergies and enhanced sales potential, we expect to take our top-line growth rate to the mid- to high-single digit range and expand our gross margins to between 66 and 67%. Similarly, operating margins move up to the 20% mark, putting AMO at the high end of the range among the ophthalmic medical device peers. All this translates into substantial earnings power with growth rates climbing into the low- to mid-20% level.

Turning to cash flow and the balance sheet, we expect the combined organization to achieve strong cash flows which will enhance the balance sheets as highlighted in this slide. Looking first at EBITDA, the EBITDA calculation here is an annualizing third-quarter 2003 number for AMO and for the combined AMO-VISX entity. As you can see, we will experience a substantial rise. The VISX business requires little incremental capital, so we can use the incremental cash flow for rapid debt repayment, which is consistent with AMO's past track record and will allow us to improve our leverage ratios, and, again, continue to invest in our growth in the future.

As I mentioned earlier, we expect to realize quickly revenue and cost synergies. In the first 30 days following the close, we are targeting approximately 10 million in annualized savings by reducing administrative costs and redundant operations. We also expect to capitalize on VISX's equipment manufacturing expertise to reduce some of the costs related with some of our equipment manufacturing. On the revenue side, leveraging our global distribution network will fuel increased revenue from lasers outside the United States and cross selling AMO's refractive IOLs, microkeratome and cataract products to VISX customers will contribute to an improved top-line performance. Lastly, we expect to achieve revenue synergies by broadening the use of VISX's field service sales force to improve our position in the equipment markets.

In terms of our guidance, we are reaffirming our 2005 pro forma EPS of $1.65 to $1.75. In doing so, we are realizing strength in our core business as well as significant synergies from this transaction. In 2005, this transaction will be neutral to our pro forma EPS guidance, and will turn accretive in our 2006 pro forma EPS. As a result, we are providing 2006 pro forma guidance of $2.20 to $2.30. As part of our overall transformation of AMO, we will begin to give cash EPS guidance.

This guidance will exclude intangible amortization, both from this transaction and the Pfizer transaction. Though we will provide both pro forma GAAP and cash EPS guidance in future, we believe that cash EPS is an alternative way to analyze our performance going forward, given a significant amortization from both Pfizer and the VISX transaction. In addition, we believe in the future that the potential to begin to expensing options will also provide a relevant benchmark for cash EPS.

To reduce any confusion, I would like you take you through a bridge analysis, walking you through the changes from our current 2005 EPS guidance to our new 2005 EPS guidance.. We start from our current pretax income guidance to give you a sense that the base business is performing well and that the Pfizer integration is well ahead of schedule. In addition to the upside in our existing business, we add back intangible amortization from the Pfizer and VISX transaction to arrive at our 2005 cash EPS guidance of $2.05 to $2.15. Reducing this cash EPS, once again, by the intangible amortization from this transaction, we arrive back at our current pro forma GAAP guidance of $1.65 to $1.75.

Effectively, the upside in AMO and the cost savings in revenue synergies from this transaction provide sufficient upside to offset any increase in amortizations. Hopefully this analysis will be helpful in illustrating how we feel comfortable in reaffirming our 2005 pro forma GAAP guidance. Once again, this transaction is accretive in 2006, pro forma, GAAP, EPS, and accretive on a cash basis in 2005 and 2006. So we are moving aggressively to bring this transaction to a successful close.

We begin preparation for a joint proxy statement and file for any trust clearance under Hart Scott Rodino immediately. Our plan will be to initiate a shareholder mailing to both AMO and VISX shareholders and to hold special shareholder meetings in December, with the plan to close the transaction during the first quarter of next year.

And with that, I will pass the call back to Jim.


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 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thanks, Randy. I am sure you are all eager to ask us questions so I will wrap up quickly with this final slide. By now, hopefully you will see the potential for this transaction to strengthen AMO's platform for growth, profitability, cash flow, and value creation. We expand our leadership in the global ophthalmic industry by becoming a leading player in the refractive sector, with the most complete line-up of refractive products available.

We are expanding our portfolio of well-respected brands and increasing the size of our customer mix. We will pick up an exceptional field service organization and use our existing global distribution capabilities to extend the laser franchise to new regions. We are confident in our ability to execute, drawing upon the experience of both organizations. We will be stronger than ever from a financial point, with new opportunities in high-growth segments and a healthy balance sheet. We are transforming AMO for industry-leading performance in the years ahead.

And now, Liz, myself and Randy will be happy to take your questions. Operator?


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Operator


 [Operator instructions.] And your first question comes from Joanne Wuensch.






QUESTION AND ANSWER


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 Joanne Wuensch - Harris Nesbitt - Analyst


 Hi, guys. Congratulations. So much to ask. It sounds like you have been in the works on this for quite some time and that your integration plan is well established. Could you give us a little bit of background on how the two of you came to the table to work this through?


------------------------------------------------------------------------------
 Jim Mazzo - Advanced Medical Optics, Inc. - CEO


 Well, I will start off and let Liz build on it. You know, I think this is one of those ones where -- at least when I looked at the opportunities from the refractive segment, Joanne, as you know, it's quite apparent that as we can continuously support our customer base, and we believe in technology, it was quite easy for me, because VISX has the best laser vision correction outfit out there. So this isn't one of those ones that just -- that has been in the works for a long period of time. But it is quite obvious for us that they are the leaders, and we wanted to capitalize on that opportunity. Liz?


------------------------------------------------------------------------------
 Liz Davila - VISX Inc. - CEO


 Let me add to that, Joanne, that as you know, VISX has been a strong cash generator for many, many years. And people have asked us what are we going to do to expand our business to find other products to bring into our refractive business. And as we looked around at a variety of opportunities, short-term and long-term, it became very apparent to us that we had a perfect match with AMO. As Jim had said, there is little or no overlap. We complement each other in so many ways, and we both have a passion for technology leadership. We have a strong cultural similarities, and so over the last few months we went at it with intensive energy and were able to put it together in a pretty short time period.


------------------------------------------------------------------------------
 Joanne Wuensch - Harris Nesbitt - Analyst


 Should we look for this deal to close in the first quarter then?


------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 That's our intention. Obviously, we are up to certain things outside of our control, but that's what we are planning on, Joanne.


------------------------------------------------------------------------------
 Joanne Wuensch - Harris Nesbitt - Analyst


 Any concern that you are integrating both Pfizer and VISX at the same time?


------------------------------------------------------------------------------
 Jim Mazzo - Advanced Medical Optics, Inc. - CEO


 Well, Joanne, as I illustrated, we are actually -- there isn't a concern because, as I stated on our last earnings call, we are pretty well-done with that integration. There is a couple TSAs, one in Japan, which we should have done by the first of the next year. So we're already in; that's already integrated into the company's overall philosophy and tactical plans.


------------------------------------------------------------------------------
 Joanne Wuensch - Harris Nesbitt - Analyst


 Okay. My last question is could you comment on the price. It is a nice healthy premium to today's close.


------------------------------------------------------------------------------
 Randy Meier - Advanced Medical Optics, Inc. - CFO


 Joanne, I think when looking at this transaction, you have got to look back not just at today's premium but look back over the last two, three months at where the valuations have been for VISX. But also look at cash flow multiples for not only VISX, where it's trading today, but also within the industry. So at about 14 times next year's cash flow, that is certainly in a reasonable range for an acquisition of a company like this and certainly looking at some of the other metrics associated. Clearly, I think we've paid a fair price for the Company. And I think this has positioned us well for the future to take advantage of growth opportunities I think we're very comfortable with where we ended up.


------------------------------------------------------------------------------
 Jim Mazzo - Advanced Medical Optics, Inc. - CEO


 And Joanne, the strategic nature of this deal makes so much sense; I think that's pretty apparent as you look at it.


------------------------------------------------------------------------------
 Joanne Wuensch - Harris Nesbitt - Analyst


 Thanks, I will go back in queue. Congratulations


------------------------------------------------------------------------------
Operator


 And your next question comes from Ted Huber.


------------------------------------------------------------------------------
 Ted Huber - Wachovia Securities - Analyst


 Thanks and congratulations from me as well. Could you just detail a little bit about the business assumptions behind the accretion numbers you put out there? In other words, what kind of top-line and profit growth do you expect out of the VISX franchise in '05 and '06?


------------------------------------------------------------------------------
 Randy Meier - Advanced Medical Optics, Inc. - CFO


 Sure. I think looking at where we are in '05, we are looking at very modest procedure growth; probably somewhat less than what is explained in the current consensus among analysts. So we are looking in that, sort of, 7% range. We are looking for conversion rates that are consistent with where people have targeted for the end of 2004 and seeing some modest rises in that in 2005 and 2006. So we aren't looking for anything terribly aggressive, and we are very comfortable with where the current fundamental analysis is by most of the analysts out there for both '05 and '06.


------------------------------------------------------------------------------
 Ted Huber - Wachovia Securities - Analyst


 So the -- just to clarify, Randy, I think the consensus and guidance from VISX has been for 25% operating profit growth. It sounds as if your plan would target something a bit more modest than that. Is that fair to say? Or can you give us a number on that metric?


--------------------------------------------------------------------------------
 Randy Meier - Advanced Medical Optics, Inc. - CFO


 I think where we came to was something slightly a little bit under that in our own evaluation, although, I think we respect where the VISX's management team was coming from and the ability to hit that. But as you know, we've consistently gave fairly consistent or conservative guidance, and we took a fairly conservative approach in our evaluation of this franchise and we were coming up with a acquisition valuation. So we are pretty comfortable with where the VISX team has positioned it and the opportunity for growth in the future.

And hopefully, we think we can leverage that by taking it not only adding that into our own franchise but expanding some of the international franchise as well. But, again, to your question in 2005 and looking out to 2006, we are very comfortable with where the analysts have the business right now, which is probably a little bit more conservative than where VISX management has guided.


--------------------------------------------------------------------------------
 Ted Huber - Wachovia Securities - Analyst


 Okay and then just as a follow-up, I think you are talking about 10 to 15 million in annualized cost synergies in '05, Randy; is that right?


------------------------------------------------------------------------------
 Randy Meier - Advanced Medical Optics, Inc. - CFO


 That's correct.


------------------------------------------------------------------------------
 Ted Huber - Wachovia Securities - Analyst


 And does that number go up in you're 06 math or do you just annualize at that level?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Yes, we would expect to see slightly more than that in '06.


-------------------------------------------------------------------------------
Ted Huber  - Wachovia Securities - Analyst


 Can you give us a number on that?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Right now, I think where we are, what we are going to try to do is in the first 30 days hit our annualized $10 million number, and that would be something that I would think you all can benchmark us against.


-------------------------------------------------------------------------------
 Ted Huber  - Wachovia Securities - Analyst


 Okay. And then last question. I apologize if this is in the slides, I don't have them in front of me. Do you have a specific number on your estimate that, again, that goes into these targets for the amortization that you would be adding into the P&L with this transaction?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Well, as you know, the purchase price allocation is always subject to a lot of consternation, not only by us but by some of the people at the SEC. So to speculate on where that is going to be is probably something that I don't want to get into right now. But we took a fairly conservative approach that about -- somewhere in the range of about a third of the acquisition price would be allocated to that. But I think the range, on both the upper end and the low end, is fairly expansive. So I think we took a fairly conservative approach in how we addressed the presentation right here, and if you get a chance to look back at the slide, you'll see the range that we've got it in.


-------------------------------------------------------------------------------
 Ted Huber  - Wachovia Securities - Analyst


 Could you just remind us how the accounting came out on the Pfizer deal? Again, in that same metric, percent of the overall purchase price?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Sure. We ended up with about -- just bear with me for a second, I have to think -- probably about 30% of the overall purchase price went into intangible
--


-------------------------------------------------------------------------------
 Ted Huber  - Wachovia Securities - Analyst


 Okay.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 -- to give you a relative measure.


-------------------------------------------------------------------------------
 Ted Huber  - Wachovia Securities - Analyst


 All right. Super. All right, that's it for me. Thanks very much.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thanks, Ted.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Peter Bye.


-------------------------------------------------------------------------------
 Peter Bye  - Smith Barney Citigroup - Analyst


 Thanks, guys. Just curious, obviously a bigger step than I think most people were looking for from you guys, at least in the near term on the acquisition front. It's quite a different business mix and profile than what your traditional base business is. Can you comment on that a little bit? I mean, there's certainly another large franchise out there on the contact lens side; it also improves your organic growth rate if you did it, but it certainly has a lot more visibility, potentially an upside, but more visibility than entering into a refractive market that has been highly fluctuating over the past three, five years.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Let me kind of dissect that, Peter. First off, we know capital equipment. We're not shy of things that plug into the wall. We have a very good knowledge of phacoemulsification equipment, and I think you create a mind-set. I think that's part of the rationale for the spin; you have to have a mind-set for capital equipment, you have to have a mind-set for medical devices. So we do understand that.

I think then as we look back, and going back to the overall strategic nature, this is a complementary. I don't see it as separate because when you go into the customer today, he or she is looking for opportunities where they can leverage across various product lines. Think about where we were prior to this spin. We had individual products; now we have complementary products.

You can provide the surgeon the state-of-the-art laser, the microkeratome, the intraocular lens, the viscoelastic. So really, I don't see that as a separate mind-set. And going back to our last call, as I said, the business now for us, the huge opportunity, is this refractive segment, which would have created a different mind-set for us with our refractive IOLs, where we were going to utilize more of the office support to get to that end user. So actually, I see this just following in our overall path of mentality shift that complements both doctor as well as patient.

And I would like to let you know that as we looked at the customer base, you have pure refractive specialist doctors, but the predominant physician base out there does both refractive and cataracts, and thus, we can now take our cataract physicians, move them greater to the refractive opportunity. And what Liz and her team have done, taken that refractive specialist, we can now move them into the cataract AMO franchise.


-------------------------------------------------------------------------------
 Peter Bye  - Smith Barney Citigroup - Analyst


 Do you have -- during your due diligence -- do you have an estimate of how much of VISX's customers use -- do cataract procedures? How many procedures they might do, and then how many of those actually use your product as opposed to Bausch or Star or [Alco]?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, first of all, I tell you, we have done our own due diligence because of our refractive IOLs. Because again, this is not a different customer base than refractive IOLs and this is not a different customer base that does Amadeus. So we already know, based on our own customers, who does what. Now, of course, as we move down, we will spend more time with the VISX senior management to understand where their stronghold is, et cetera, in the U.S. market and across the globe. But I think this is not a customer that is new to us, because we have products that they would be using, such as the Amadeus, already.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Peter, again to amplify that, I think as you well know, we are in the process of undergoing some extensive training programs with a lot of the refractive surgeons for the Verisyse lens right now, which is very much opening up this market and really giving us direct, one-on-one contact with, customers that are really operating on both sides of the fence. So we feel very strongly that we can capitalize on this cost-selling opportunity.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 And one just last thing to build on that. Remember when I said we got into the Amadeus franchise was to learn the refractive specialist, to learn him or her from their mentality, what their customer segmentation is required, and now what we have been able to do is not only learn it from the Amadeus and refractive IOL, but obviously, we're bringing a tremendous franchise with VISX.
Okay, Peter? Hello? Operator?


-------------------------------------------------------------------------------
Operator


 Yes, sir. Your next question comes from Michael Lachman.


-------------------------------------------------------------------------------
 Michael Lachman  - ThinkEquity Partners - Analyst


 Good afternoon. Good afternoon. Just a couple of things here. With regard to management integration and the organization and how it all fits together, you know, one of the things that has helped make VISX so successful within its market is its focus. It is going up against a couple of more diversified players, and that focus has allowed it to execute well in terms of service and product development, et cetera. What are your thoughts with regard to that? Do you see VISX remaining a fully integrated organization within the rest of AMO? Is it going to remain as an operating division? How are you going to keep that focus going?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 I think that is a great question, Michael, and in my conversations with Liz, we -- that was, really, probably one of top topics. And I think you can see by having Doug Post join our senior management team immediately, he will stay in Santa Clara. We will continue to have the Santa Clara facility because we see one of the greatest strengths that VISX had was ability to manage everything under one roof. Now what we will do is to complement our distribution efforts outside the United States where, really, we have a lot more direct operations than VISX had. But we're not going to interrupt, we're just simply going to supplement. And these are different units from a standpoint of execution, but you do have commonalities in marketing, et cetera. Liz, do you have anything else to add to that?


-------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 Yes, I would say, Mike, that as we have gotten to know the AMO organization, we see an exciting opportunities for cross fertilization and for best practices, as Randy said. We have things to offer one another, and while maintaining the operation as Randy and Jim have described, we will be taking advantage of opportunities to make, as Jim said, one and one equal three.


-------------------------------------------------------------------------------
 Michael Lachman  - ThinkEquity Partners - Analyst


 Great. And then with regard to Doug -- I just want to make sure I understand -- he is going to be staying in Santa Clara but his responsibility will be beyond just the VISX products, right? It will be sales responsibility across the entire cataract and refractive line?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Yes. As you probably recall, I've had an opening for the president of the Americas. Doug will take that role, which is a senior management position reporting directly to myself, running the Americas region, which includes the U.S., Canada, and Latin America, for all three franchises. But we also were able to have Doug stay in Santa Clara, which, really, addresses your overall first question. So it is a win-win for all because we will keep Doug in his experienced level, but it, of course, will now be able to expand because we will have Doug managing our other cataract and eye care franchises. Again, Michael, further leveraging the opportunity across the franchises as well as the customer base of ophthalmology and optometry.


-------------------------------------------------------------------------------
 Michael Lachman  - ThinkEquity Partners - Analyst


 And beyond Liz and Doug, is it too soon to talk about any other individual management responsibilities, either -- for individuals from either company?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Yeah, most definitely. But again, let's make sure we all understand what we see is, again, this is a separate operating unit with very little crossover today, but it is too early to tell because I think it is important now that once we have announced this, we'll work with Doug and Liz and the senior management team to fully understand how we can complement our efforts going forward.


-------------------------------------------------------------------------------
 Michael Lachman  - ThinkEquity Partners - Analyst


 Great. And just one other thing. You now, sort of, near a little bit more both Alcon and Bausch & Lomb in terms of if you look at the three largest laser franchises, excimer laser franchises, all in more diversified marketing oriented organizations. Do you see any opportunity to leverage your consumer product franchises and experience there with a more of a direct-to-consumer focus? It hasn't made a whole lot of sense for either of the other two companies to do a lot in the area given the fact they are smaller players. But with a 60% share, do you see a different way of marketing Lasik?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, first off, I tell you, I can't remember slide number but I think now we are -- we have the broadest range. Not everybody has the microkeratome, not everybody has the refractive IOL, so we now are the leader when it comes to that. I think what is important is VISX has already done a tremendous job of understanding the practitioner and the consumer. If you go back and look at their materials, we have been very impressed on how they attract the consumer today and how they leverage those two audiences. I think the other thing we bring now is understanding of all the ophthalmic communities, ophthalmometry and ophthalmology, which can be further leveraged. So I think the consumer is going to play a much more important role in this refractive category, because, again, the patient goes in to the doctor. But let's remember that the doctor is the end user; he or she is the one that drives this franchise. But we were already looking at the consumer when it comes to our refractive IOLs, so I think what Liz and her team has already done is going to help us further accelerate an avenue that we identified, but the doctor is still our most important person because he or she makes the decision on the technologies.


-------------------------------------------------------------------------------
 Michael Lachman  - ThinkEquity Partners - Analyst


 Great. Thanks and congratulations.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you, Michael.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Jenny Hsui.


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 Hi. Good afternoon. Just a couple questions. You mentioned a little bit about your intentions to launch an increased marketing effort in the refractive space and I just was wondering if you could talk a little bit more about this, what this will consist of?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, I think it goes back, Jenny, to what we have said, is now that this customer base is an attractive one because there ones that are -- their needs are being unmet. Today, VISX has done a tremendous job of complementing their opportunities for Lasik, but as they get outside of that range or as they get older, you know they have little opportunities outside of bifocals or readers.

So we're going to be beefing up our efforts to directly get to those patients to drive them through the practitioner base. But we're also going to be beefing up our efforts to train the physician, because, again, as I stated when we launched the Verisyse, there are certain practitioners that have the mentality to be able to drive this type of practice. We are going to work with those physicians, train them, utilize the marketing programs that VISX had, and implement training programs for the doctors and their administrative staff. This is something already been in our plans, but we're just going to accelerate it now by adding this strong laser franchise.


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 Okay. And so will VISX's sales reps be folded in with AMO's sales force, and then, essentially, all of the reps will serve across the entire surgical product portfolio, or -- ?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, again, Liz and I and Doug are going to spend more time, but, again, this is a different mentality. So I would tell you that my thoughts would see, if anything, maybe the microkeratome would move over to the laser franchise, but what we don't want to do is interrupt the specialist. And there is a specialist within each of our businesses; we have a phaco specialist, we have an IOL specialist, and now, we have, obviously, a laser specialist. So I don't want to interrupt that because I think that's what's led to the hallmark of our success.

What you sometimes do, companies make a mistake, is you try to create a hybrid. And the worse thing do you is have a rep walk in and just open up the coat and say, "How can I help you, doctor?"


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 Right.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 This is not what we are going to do.


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 So do you think, perhaps, you will separate it and have a refractive sales force and then also the cataract sales force?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, we've already got a refractive sales force who's been handling the Verisyse lens, the Array lens, the Resume lens across the world. And I think what you get are synergistic effects now, between the laser and the [inaudible]. Now, I'll give you an excellent analogy. We have a separate phaco rep and a separate IOL rep. But, of course, they do things synergistically together, and we see it the same way today in the refractive segment, with the laser rep and the refractive IOL rep.


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 Sure, sure. And then, you had mentioned the revenue synergies. Where will that primarily going to come from? Is it, kind of, a combination of equipment due to VISX's experience in the capital equipment market, so will that help your phaco sales as well? Or is it mostly just the refractive market, like microkeratome,Verisyse?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, let's -- I can break it up into several categories. One is you've got such a large install base of VISX machinery you obviously now can see the Amadeus even a greater opportunity. Number two, think outside the United States where we have been extremely strong, part of -- out of the spin, that was where we had our strongest presence. We go direct. VISX primarily uses a lot of distributors. We can take full advantage of our strong relationships there is for revenue. And then, of course, go back to the overall strategic rationale.

If we can now surround the practitioner with more opportunities and leading brands, it is more likely that he or she will go to us. It is kind of the point that you put to me when we came out of the spin: How do you compete against the large company who can provide various products. Go and look at our slide now. Who provides the greatest breadth of products? It's AMO.


-------------------------------------------------------------------------------
 Jenny Hsui  - RBC Capital Markets - Analyst


 Absolutely. And, again, congratulations.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Lee Brown.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 Hi, gentlemen. How are you?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Fine, Lee.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 Just a quick question. I thought I saw on a slide that the pro forma '05 revenues for VISX of 184 had gross margins attached to it of about 22%; is that correct?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 No, that's incorrect Lee.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 Okay, good. I would like some clarification on that. What was that margin, since I don't have the slides available to me?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 We haven't provided any specific margin on anything. What we provided was updated guidance on the combined entity over what the guidance had previously been And just to sort of run that down again, AMO, on a stand-alone basis, had revenue targets in mid-single digits; we're raising that up to about 6% to 8% for 2006.

We had gross margin guidance of that ,sort of, 64 to 65 area; we think we can push that to about 66, 67%. And then operating margins for AMO had been about 17, 18% in '06, and we think the combined entity will be in that 19% to 21% range. So that was what we referred to in terms of operating margins.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 I appreciate it, thanks. I was scribbling the notes as fast as I could and didn't make sense, because it looks like nine months to-date, their gross margin's kind of in the range of 75%; so just slightly lower. The other thing is, obviously, the stock sold off quite a bit after Q3. It looked -- a lot of analysts were speculating that they were losing quite a bit of market share, specifically to Bausch & Lomb. And I just thought maybe you could comment on that and how you think the synergies with the cross selling are possibly going to turn that around?


-------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 This is Liz. I will respond, first of all, by saying VISX does not believe, in Q3, that it lost market share to Bausch & Lomb, sequentially. So we'd like to put that one to rest, if we could. And I think, though, the other part of your question, clearly, as Jim said, a company with multiple products has a chance to get in there and get more business from more customers across all the product lines, and we are excited about that.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 And, Lee, I tell ya, there's some great reports coming out from the academy that shows you exactly why we are so excited. You've got new indications coming from VISX. They have an extremely strong base of business today. They have the best customer service out there, you ask any physicians. And as they grow, there are overall new product indications and we can surround the practitioner with refractive IOLs. I think that this is going to be writeups of how things are moving forward for both companies extremely well.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 That sounds great. One last question. Is the VISX acquisition going to possibly create potential for any sort of obstacles with regard to the Pfizer acquisition? I guess bottom line, does this take away from possibly the manifestation of synergies that were associated with the Pfizer acquisition?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 No. As I stated earlier, we have already integrated that. We are moving forward. Everything is in place, so actually, there is no interruption to the overall Pfizer acquisition. We are extremely pleased.


-------------------------------------------------------------------------------
 Lee Brown  - Unidentified Company - Analyst


 Okay. Thanks, Jim.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you, Lee.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Larry Keusch.


-------------------------------------------------------------------------------
 Larry Keusch  - Goldman Sachs & Co. - Analyst


 Hi. Good afternoon. Couple quick questions. First of all, if I just do the math, and you're going to need about 175 to 200 million dollars in cash for the cash component, and I think VISX has roughly 110 million. Could you just discuss what financing instruments you have in place for that remainder that you will have to advance? Secondly, are there any break-up fees associated with the deal if it does not go through?

And then third, I guess for Jim, how did you get comfortable with CustomVue mix increasing over the coming years? Because clearly it has been somewhat sticky around 35%, and I have to believe that that was one of the things that you looked at in terms of the increasing profitability of the overall VISX business.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Sure. We got -- from a financing perspective, you are absolutely correct. It's about 190 to 200 million dollars we will need for closing this transaction, in terms of the cash component of it. We have gotten commitment letters from Morgan Stanley to ensure the fact and create certainty around closings. So we have no qualms with that. My expectation is we will probably go back to our existing credit group and banking group, looking for a waiver to move forward and explore the opportunities, either to increase some of the existing facilities or go out and look for opportunities to raise the money.

However, you did bring up an interesting point between our two companies. We do have a fairly significant amount of cash on our balance sheet; we do expect that to rise toward year-end. So there is an opportunity that there will be, subsequent to closing, minimal needs for increased leverage on behalf of the combined entities. Your second question, with regard to break-up fees, there are break-up fees included in the merger agreement. They are reasonable and customary. It's not something we want to get into at this point, but there are certainly incentives on both sides of the transaction to see this forward to a successful conclusion of closing in early next year.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Larry, to field your third question, we are quite comfortable with what we have been able to see from the CustomVue mix. You have got around 35% this year; we see that definitely increasing somewhere in the 40-plus range next year. I think you have to be careful is that some analysts, I think, got ahead of what VISX was doing, and I think they are well entrenched to what they said and they have been meeting the expectations to the conversion rates.

You've got strong market share. You've got the custom, and let's not forget, you've got the new indications that are coming around for hyperopia, et cetera, and the iris registration. So you put all those together, you have a extremely healthy business model.


-------------------------------------------------------------------------------
 Larry Keusch  - Goldman Sachs & Co. - Analyst


 Okay. Great. Thanks very much and congratulations.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Charles Jones.


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 Good evening. Well, this is the -- could you give me a little bit of the details on the transaction, please? I'm sorry, I apologize for the repeat.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Sure. Basically, we are, based on today's close, the transaction is valued at about $26.93. We expect to pay that at the time of closing, a combination of stock and cash. The VISX shareholder will receive approximately .552 shares of AMO and approximately $3.50 in cash for each VISX share that they own. Is there any other details that you want of the transaction?


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 So that was .552?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Yes.


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 Okay, great. Hi, Liz. This is Charlie Jones, Key Bank. And I just -- I also wanted to ask about the iris registration and how much of your business that is, Liz? How much you expect it to be in a couple of years, because this is the first I have heard about that.


-------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 Well, the iris registration is a software upgrade for the Star laser. And since you haven't heard about it, what it will do is bring yet another degree of safety and efficacy to the procedure by assuring that [inaudible] rotation is identified and adjusted for. So it will be a one-time per laser capital sale, and but it will stimulate more CustomVue procedures. It will be a feature that is only used with CustomVue procedures.


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 Well, that's an exciting transaction. Congratulations, Liz, and AMO. Just to remind -- could you explain, Liz, to people, what you've seen in the custom transition for certain segments of your lasers and how 35% probably isn't an accurate picture of a lot of your business. And that's it. Good night.


-------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 Well, Charlie, yes, you are right. We have customers at various degrees of CustomVue conversion. As we said in Q3 call, over 200 of them are already above 50% and we are focusing our attention now at the next tier, to bring them along, too, in terms of marketing training and technical training, so we that we will see that continue to rise.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 And Charley, just to give you some comfort, we spent a lot of time with VISX management trying to understand the conversion rates and are very comfortable with where we projected them to be and with where VISX management is expecting the new technologies to take the conversion rate over the next couple of years.


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 Yeah, I mean, I've had a chance to get to know VISX, and although I had a couple of questions on iris registration you are getting a very great company, and congratulations to you as well.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you, Charley.


-------------------------------------------------------------------------------
 Charles Jones  - Key Bank - Analyst


 Have a good night


-------------------------------------------------------------------------------
Operator


 Your next question comes from [Steve Shofield.]


-------------------------------------------------------------------------------
 Steve Shofield  - Unidentified Company - Analyst


 Yes, I just wanted to say congratulations as well. Is the deal just a fixed ratio of .552 shares and 315 cash, or can VISX shareholders elect to receive all stock or all cash?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Right now, this is a fixed ratio of the .552 and the cash portion of transaction.


-------------------------------------------------------------------------------
 Steve Shofield  - Unidentified Company - Analyst


 So there is no election?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 No, there is not.


-------------------------------------------------------------------------------
 Steve Shofield  - Unidentified Company - Analyst


 Thank you.


-------------------------------------------------------------------------------
Operator


 Your next question comes from the line of [David Maris.]


-------------------------------------------------------------------------------
 David Lohman  - Unidetified Company - Analyst


 Hi. Thanks for taking the question. This is David Lohman for David Maris. Just a couple of questions. What is the return on investment or the rate their using for the deal? And then secondly, you mentioned recognizable brands with VISX now becoming AMO, there is obviously a lot of bred equity in the VISX name in the refractive business. From a marketing perspective, are there any concerns regarding the AMO name replacing the VISX name as far as excimer lasers go?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, let me first say that the Company's name is AMO but we see no reason to change the brand VISX on the machinery. I am a strong believer in brand management. As you saw from that slide -- I believe you said your name is David -- you saw, I believe in brands and we have no intention to break the VISX brand to the customer base. So you will continue to see VISX across the laser equipment and we will continue to always ensure -- and I think what is great about this now, is that we will be taking the VISX brand even stronger across the globe. So no plan to interrupt that.

But as we go forward, David, I will make sure that we don't separate what really is the hallmark of this deal, and, again, this is leveraging our customer base. Never, never, once interrupting what really is the intention of this deal, is to build on the strong brand names across the globe. Randy, do you want to handle the other one?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 David, what was your first question?


-------------------------------------------------------------------------------
 David Lohman  - Unidetified Company - Analyst


 The hurdle rate that you are using for the deal?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Sure. We were looking at this and we discounted -- and are discounting cash flows, we're looking about a 14 -- we looked at a variety of different things. But we looked in between about 14 and 18%. I think mid-range of that is where we are comfortable.


-------------------------------------------------------------------------------
 David Lohman  - Unidetified Company - Analyst


 Great. Thanks a lot.


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Thank you.


-------------------------------------------------------------------------------
Operator


 Your next question comes from Jason Mills.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 Hi, guys. Can you hear me okay?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Yes, Jason.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 Great. Sorry, I just dropped off there. If you called on me I apologize. And thank you for the presentation. It was very detailed and helpful. I appreciate that. I was wondering if you could go through without maybe giving exact numerical details, Jim and Liz, sort of what your thoughts are and assumptions longer term for VISX's business, given that we've got a fairly saturated U.S. market on the laser side and certainly, I think, fundamentally you believe that the laser vision correction procedure side is a growth market and presumably think that the new indications will drive conversion to custom use.

So all in revenue growth for VISX, you have mentioned you expect it to be an accelerated sort of catalyst for your business, Jim. Could you talk about long-term; sort of how you see VISX's business being a catalyst for that?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Okay, Jason, let me break it up. There was a lot there, so make sure I am answering your question. But first off, let's think about the category that we are talking about. This is a refractive category, that although lasik is fairly entrenched, although I will say it is growing and will continue to grow, you now have a tremendous customer base that is walking in that doctor's office today. We can now provide options: options with lasik, options with refractive IOLs. And I would venture to say that by us pushing people through by refractive IOLs, they may lend itself to improved lasik.

Let's not think every time we push somebody through for refractive IOLs they will stay with refractive IOLs, because they may not be within that range. But they are looking for options to bifocals and readers. So that's the North American model, which is a real big opportunity. Thinking outside, Jason, where really now, markets such as Europe, markets such as Asia, the practitioners are looking for alternatives to just their cataract practice. And this is where we can now maximize the asset. We have a strong global distribution. You know us very well, Jason; we are direct in over 20 countries and presence in over 60.

That is where we are going to get a lot of revenue growth, too, for the laser franchise. But I just want to add one more point on North America. You are going to see continued growth by us being able to leverage all the product lines: more Amadeus sales; more custom procedures; greater growth from a new -- the hyperopic claim, and the iris capabilities, and, of course, the refractive IOLs. That all speaks to surrounding the practitioner with more products; that all speaks to greater growth revenue.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 Okay, Jim. That's very helpful. And just to segway on a couple of your comments. Given what you are trying to do with the customer base and the patient that is coming into that customer, the surgeon, are -- can we, I guess, take out from your strategy the type of surgeon, lasik surgeon, you are going after?

It seems to me, in going off of Peter's question earlier, that maybe you are targeting the lower volume or the medium volume lasik surgeon who may also be a cataract surgeon as well, to try to drive both businesses, given that VISX, obviously, has done a phenomenal job penetrating the higher volume practices, the higher volume laser centers and TLC and the guys that are really focused on laser vision correction.

Can you talk about maybe where you see an opportunity with the higher volume guys, presumably with Amadeus and maybe with Verisyse, it seems like these guys are mostly lasik surgeons. Maybe you can help me out there. And then, if it's maybe true, if I am reading it right, that you are sort of focusing on the lower or medium volume lasik surgeons, but also maybe the lower or medium volume cataract surgeons as well, if I am thinking of that correctly.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 No. Let me break it down. When you look at ophthamologists today, we classify them in three groups, and it's almost like a bell curve. You have the physician who today says "I want to be a refractive surgeon and I am only going to be a refractive surgeon," and a good portion of those are pretty much just lasik surgeons today. So their mentality is there to do that type of surgery, and their mentality there is to deal with that type of patient.

On the other end of the bell curve you have "I'm a cataract physician and I am going to stay a cataract physician," and we understand those, and obviously will continue to complement with what we have done from a cataract franchise. Where I think the greatest growth opportunity is the individual in the middle today, who is doing some refractive and some cataract, and he is looking how or she is looking how, how do I manage that practice? How do I ensure now I can grow both and stay focused?

And that's where I see, Jason, they are not low volume; their volume is very high, it is just mixed between cataract and refractive. And we are going to drive that greater growth there and I think that's where we can be a complement to VISX, because we have a large sales force in the U.S., and thus we can provide leads to that very strong VISX sales force where, really, they were probably a little outmanned, but now we can drive more leads to VISX.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 Okay. That makes a lot of sense to me. So would you also be -- would you also see surgeons then, see opportunities to sell, for example, VISX Star lasers then to surgeons that maybe currently using access centers, because they are high-volume surgeons but not necessarily high-volume lasik surgeons. And, therefore, maybe, does this acquisition provide a bundling opportunity for you to make the purchase price of a laser more attractive to them so that downstream you could realize the synergies yourself on the cataract side, as well as the procedure side on the lasik?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Jason, first off -- and I'm not to speak for Liz and she can challenge me on this -- you pay for technology and we will continue to support only physicians that are willing to pay for technology. What I think this does is when you have a practitioner who makes independent decisions around a laser, around an IOL, around a viscoelastic, around a phacoemulsification machine, he or she makes independent decisions for the best. But now, let's be candid. Look at this portfolio we are providing.

We have the best in each of those segments, so it's going to be very natural that he'd much rather deal with one company who has a broad brush. And look at that slide that shows who has the most green dots in this refractive segment? It's AMO. Nobody else can provide the same amount that we have today. Nobody else can provide the broadest brush of refractive IOLs. Nobody else can provide the leading growth in the mechanical microkeratome, and nobody else can provide the type of base that you have in North America with the VISX custom laser.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 That's extremely helpful. And just lastly, Jim, and Liz as well, you guys have been in this industry for quite some time and, obviously, have seen the acquisitions of the laser vision correction companies by your two larger competitors, and actually, you will be larger than one of them after this one.

But could you speak to maybe some of the lessons learned from -- for example, the outcome purchase of someone autonomous in 2000 and also the purchase Bausch & Lomb made -- and some of the lessons learned and what they did, maybe right and wrong, that you are going to not do or do that should help this be a success here?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Well, there's two very valuable lessons. One is you have to have technology, so I think that's the most valuable lesson. We have the highest technological laser out there, so when you buy something, make sure it is the highest technology. And number two, the other learning is we know how to integrate. We have a tremendous history now, we've spun it successfully. We integrated Pharmacia successfully, and I think that's the learnings we've gotten from our two competitors. I don't know, Liz, if you have anything else to add to that.


-------------------------------------------------------------------------------
 Liz Davila  - VISX Inc. - CEO


 I would second everything Jim has said and from the VISX perspective, looking at AMO, believe me, we would not have moved ahead with this combination, our board would not have moved ahead with this, had we not been assured that the secrets to success of VISX which made us the leader in the refractive surgery industry would not be conserved. And I think that's the key part, and that's why this combination is going to work so well.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 And I think, you know, to add to that, Jason, we are number one today, and that is going to allow us to continue to be. We are dealing from a position of strength.


-------------------------------------------------------------------------------
 Jason Mills  - First Albany Corporation - Analyst


 Okay. Great. Thanks for spending time with me. I appreciate it.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Operator, we'll take two more calls


-------------------------------------------------------------------------------
Operator


 Okay. Your next question comes from [Anna Cronit.]


-------------------------------------------------------------------------------
 Anna Cronit  - Unidentified Company - Analyst


 Hi, most of my questions have been answered. Just one quick one. Is there a collar on this?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Is there a collar, basically, on the purchase price? No, there is not.


-------------------------------------------------------------------------------
 Anna Cronit  - Unidentified Company - Analyst


 Okay. Thank you.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 One more question, Operator.


-------------------------------------------------------------------------------
Operator


 Yes, sir. Your next question comes from Max George.


-------------------------------------------------------------------------------
 Max George  - Unidentified Company - Analyst


 Yeah, hi. This is a quick question for the AVO management team. Just regarding the competitive position with Bausch & Lomb, now that you will compete also on the refractive side as well as the on the microkeratome side, what do you think their reaction will to be the deal?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 I think the best answer to that is you need to talk to Ron, but, again, we are number one today. We have the greatest, broadest brush of refractive IOLs. We have what we believe, based on the science, the best mechanical microkeratome out there. And it speaks to, again, what AVO has always said and why I think this is a marriage made in heaven: technology will drive practitioner recommendations. He or she who has technology wins. And that has been proven with our Sovereign franchise, that's been proven with our IOL franchise, and our Amadeus franchise.


-------------------------------------------------------------------------------
 Max George  - Unidentified Company - Analyst


 Okay. And can I ask just one quick follow-up question regarding the pricing in the lasik business and the variability in that earnings stream compared to your sort of existing earnings stream, given that, I guess, last time procedure slowed like they did last quarter. Pricing almost went in half. How do you get comfortable around paying, kind of, multiple to that?


-------------------------------------------------------------------------------
 Randy Meier  - Advanced Medical Optics, Inc. - CFO


 Well, I think there's a couple of things. One, we have a tremendous revenue stream that diversified across a number of markets around the world that significantly insulates us from some of the vagarities of individual markets. But what this also does is it does give us the opportunity to exploit some of the elective procedure markets here in the United States in terms of the existing pricing structures.

So you not only have the regulated markets that are going to add a tremendous amount of consistency to our earnings, we also have the potential upside of the refractive market now, as we drive revenues up over the next couple of years. So I don't see it as a big risk moving forward, because if you look at the overall -- what it's bringing to our overall revenue stream, we have enough diversification that the fluctuations at any individual market would be offset by some of our other markets.


-------------------------------------------------------------------------------
 Max George  - Unidentified Company - Analyst


 Got it. That's helpful. Thanks so much.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Okay, Operator, thank you.


-------------------------------------------------------------------------------
Operator


 And are there any closing remarks, sir?


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 No.


-------------------------------------------------------------------------------
Operator


 This concludes today's conference, you may now disconnect.


-------------------------------------------------------------------------------
 Jim Mazzo  - Advanced Medical Optics, Inc. - CEO


 Thank you.

-------------------------------------------------------------------------------

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publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

__________________________________________________

Additional Information and Where You Can Find It

Armor and Vault intend to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Vault and Armor and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Vault and Armor. Investors and security holders of Vault and Armor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Vault, Armor and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Vault or Armor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Vault by contacting Vault Investor Relations at ir@Vault.com or via telephone at (877) 463-6847. Investors and security holders may obtain free copies of the documents filed with the SEC by Armor at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

The respective directors and executive officers of Armor and Vault may be deemed to be participants in the solicitation of proxies from the stockholders of Vault and Armor in favor of the proposed transaction. Information about the directors and executive officers of Armor and Vault their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this document that refer to Armor's estimated or future results such as statements regarding the timing and certainty of closing the transaction, estimated share ownership percentages, strategic and financial benefits of the merger, statements of Jim Mazzo, Liz Davila and Richard Meier, statements regarding director and officer positions, and expectations regarding accretion and cost savings are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed Vault/Armor transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Armor or Vault expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, successfully integrating Armor and Vault, the failure to realize the synergies and other perceived advantages resulting from the merger, costs and potential litigation associated with the merger, the failure to obtain the approval of each company's stockholders, the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger, the failure of either party to meet the closing conditions set forth in the definitive agreement, the ability to retain key personnel both before and after the merger, each company's ability to successfully execute its business strategies, the extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications, manufacturing, litigation, the procurement, maintenance, enforcement and defense of patents and proprietary rights, competitive conditions in the industry, business cycles affecting the markets in which any products may be sold, fluctuations in foreign exchange rates and interest rates, and economic conditions generally or in various geographic areas, including those set forth in Armor's and Vault's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K and other SEC filings. Armor is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.




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